AllyMe Holding, Inc.

506 Enterprise Ave.

Kitimat, BC, Canada, V8C 2E2

June 17, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel, Office of Real Estate and Commodities

Re: AllyMe Holding, Inc.
Amendment Nos. 2 and 3 to Registration Statement on Form S-1
Filed: April 24, 2019 and May 7, 2019
File No. 333-227025

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated May 23, 2019 addressed to Chunxia Jiang, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment Nos. 2 and 3 to Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has included in Amendment No. 4 its financial statements for the period ended March 31, 2019.

General

1.	We note your response to prior comment 1 and your revised risk factor disclosure on page 3. We further note that your revenues for 2018 consisted of $5,900 and an additional $10,015 attributed to a related party. Your assets as of December 31, 2018 consist of cash and nominal other assets. Consequently, it appears that you may be a shell company pursuant to Rule 405 of the Securities Act. Please disclose your shell company status on the prospectus cover page and revise your disclosure on the cover page and pages 2, 7, 8, 26, and throughout your prospectus to eliminate the language indicating that the selling shareholders may sell the securities at a price other than the disclosed fixed price, or provide us with a detailed legal analysis as to why you do not believe this designation is appropriate.

COMPANY RESPONSE:

The Company continues to contend that it is not a “shell company”, notwithstanding the fact that it has included a risk factor which addresses that possibility. In its most recent fiscal quarter ended March 31, 2019, the Company reported revenue of $18,600 and has taken specific steps toward achieving goals stated in its business plan, including the growth in its consulting business and the establishment of a retail cannabis outlet in Canada. Further, we continue to contend that while technically the Company may fall within a part of the definition of “shell company” set forth in Rule 405, the Company and its founders clearly do not exhibit any of the characteristics of the abuses which Rule 405 and Release # 33-8587 were intended to address. Specifically:

●	The Company has a specific business plan which it is fully pursuing. This business plan has been in development for some time and the Company’s strategy for becoming a publicly-reporting company is to facilitate raising capital to pursue its business plan and to have stock which is subject to the public reporting requirements to potentially use in connection with the development and marketing of specific products as detailed in the prospectus.

●	The Company has never sought and has no intent to seek any merger partner or business combination transaction.

●	The founders of the Company have not placed any business assets in the Company with the intent to avoid classification as a “shell company”.

●	While the Company is a startup, development stage company, such status does not automatically imply that it is a shell company (see Release # 33-8869, below).

Footnote 32 to Release # 33-8587 provides the clearest insight into the rationale behind the designation of certain companies as “shell companies”:

“We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.”

None of the factors which are detailed in footnote 32 are present here.

The Commission further addressed this issue in Release # 33-8869, specifically in footnote 172:

“Rule 144(i) [the provision of Rule 144 related to shell companies] does not prohibit the resale of securities under Rule 144 that were not initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or non-reporting shell company at the time of sale. Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” (emphasis added).

2.	We note your revised disclosure on page 12 that the Company has “taken initial steps to operate a retail cannabis dispensary in Kitimat” and, on page 20, that “[b]y the end of fiscal year 2019, the Company hopes to commence retail cannabis sales in Kitimat, BC, Canada.” Please revise your disclosure to describe the risks to you from engaging in this business, including possible law enforcement consequences.

COMPANY RESPONSE:

We have revised our risk factors to detail the risks associated with the operation of a retail cannabis operation in Canada.

Prospectus Summary

Loan to 0731380 B.C. Limited, page 1

3.	Please revise to provide more detail regarding the conversion feature of your loan to 0731380, including without limitation:

●	The ownership stake in Natural Recreation that you expect to acquire in the event that you convert your loan into an equity investment; and

●	In the event that you issue 3,060,000 shares of common stock to 0731380 in order to bring your ownership stake to 51%, the price at which each of those shares will be valued.

COMPANY RESPONSE:

We have amended our disclosure to state the specific ownership stake in Natural Recreation that we expect to acquire in the event that we convert our loan into an equity investment. We have also stated the price at which the 3,060,000 shares issued to Natural Resources will be valued.

Certain Relationships and Related Transactions, page 25

4.	We note the following disclosure on page 26: “The amount due to related parties are unsecured, non-interest bearing, and due on demand. The Company accrued imputed interest with 6% per annum.” Please revise to reconcile these statements and clarify whether and how much interest you are responsible for paying on the amounts due to related parties. Additionally, please revise to disaggregate the amounts due to Zilin Wang and Chunxia Jiang and to describe the terms of these arrangements separately, to the extent they differ from one another. Refer to Item 404 of Regulation S-K.

COMPANY RESPONSE:

We have amended our disclosure to disclose the amount of interest which is being recorded as imputed interest to each specific related party and have disaggregated the amounts due to Zilin Wang and Chunxia Jiang and have separately described the terms of each of these arrangements separately

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLYME HOLDING, INC.

By:	/S/ Chunxia Jiang
Chunxia Jiang
Chief Executive Officer

cc: Robert L. B. Diener, Esq.